Exhibit 99.1

Date: March 21, 2016

REVISED
100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Caledonia Mining Corporation PLC
Dear Sir/Madam:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	April 15, 2016
Record Date for Voting (if applicable) :	April 15, 2016
Beneficial Ownership Determination Date :	April 15, 2016
Meeting Date :	May 20, 2016
Meeting Location (if available) :	Jersey, Channel Islands
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	G1757E105	JE00BD35H902

Sincerely,

Computershare
 Agent for Caledonia Mining Corporation